[Letterhead Of The Barbers, Hairstyling For Men & Women, Inc.)



                                August 28, 1998

Securities and Exchange Commission                                     VIA EDGAR
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

     RE:       THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.
               FORM S-2 REGISTRATION STATEMENT (COMMISSION FILE NO 333-62153)

Ladies/Gentlemen:

         The Barbers, Hairstyling for Men & Women, Inc. (the "Company") hereby amends its Form S-2 Registration Statement (Commission File No. 333-62153) to include the following language:

         The registrant amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

         In addition, once the Registration Statement has been declared effective by the Commission, the Company will file, pursuant to Rule 424(b)(3) promulgated under the Securities Act of 1933, as amended, a prospectus which indicates that the shares registered pursuant to the Registration Statement will be offered and sold only pursuant to the Company's Designer Salon Programs and only to franchisees of the Company who qualify under the Company's Designer Salon Programs.

         If any member of the Staff has any questions concerning this filing, please contact the undersigned.

                                   Very truly yours,

                                   THE BARBERS, HAIRSTYLING FOR MEN &
                                   WOMEN, INC.



                                   By  /s/ J. Brent Hanson
                                      -----------------------------------------
                                      J. Brent Hanson
                                      Its: Chief Financial Officer